SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, DC  20549

          __________________________________________

                           FORM 11-K

(Mark One)

    X      ANNUAL REPORT PURSUANT TO SECTION  15(d)
           OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1998

                              OR

           TRANSITION  REPORT PURSUANT  TO  SECTION
           15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-6560

A. Full title of the plan and the address of the plan, if different from that of issuer named below:

          Amended and Restated Banner Aerospace, Inc.
             Profit Sharing/401(k) Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    Banner Aerospace, Inc.
               45025 Aviation Drive   Suite #400
                       Dulles, VA  20166



          Amended and Restated
          Banner Aerospace, Inc.
          Profit-Sharing/401(k) Plan and Trust

          Financial Statements
          As of December 31, 1998 and 1997
          Together With Report of
          Independent Public Accountants








            Report of Independent Public Accountants


To the Plan Administrator of the
Amended and Restated Banner Aerospace, Inc.
Profit-Sharing/401(k) Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Amended and Restated Banner Aerospace, Inc. Profit-Sharing/401(k) Plan and Trust as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of investments and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Arthur Andersen LLP
Washington, D.C.
May 21, 1999


                      Amended and Restated
                     Banner Aerospace, Inc.
              Profit-Sharing/401(k) Plan and Trust


                        Table of Contents


                                                              Page

Statements of Net Assets Available for Plan Benefits
 As of December 31, 1998 and 1997                              1

Statement of Changes in Net Assets Available for Plan Benefits
 For the Year Ended December 31, 1998                          2

Notes to Financial Statements and Schedules
 As of December 31, 1998 and 1997                              3

Item 27(a) - Schedule of Assets Held for Investment Purposes
 As of December 31, 1998                                       8

Item 27(d) - Schedule of Reportable Transactions
 For the Year Ended December 31, 1998                          9

 Schedules Omitted Because There Were No Such Items
 For the Year Ended December 31, 1998:

  Item 27(b) - Loans or Fixed Income Obligations in Default
  Item 27(c) - Leases in Default or Classified as Uncollectable
  Item 27(e) - Non-Exempt Transactions


                      Amended and Restated
                     Banner Aerospace, Inc.
              Profit-Sharing/401(k) Plan and Trust

      Statements of Net Assets Available for Plan Benefits

                As of December 31, 1998 and 1997


                                                1998      1997
Investments, at market value:
Common/Collective Trusts-
PNC Bank Investment Contract Fund           $  347,318  $  935,287
Mutual Funds-
BlackRock Managed Income Portfolio             615,843   1,280,132
Fidelity Advisor Balanced Portfolio          3,004,741   5,516,145
Fidelity Advisor Equity Growth Portfolio     2,875,853   4,203,496
Fidelity Advisor Overseas Portfolio            495,504     827,771
Fidelity Advisor High Yield Portfolio        1,719,164   3,335,034
Common Stock-
Banner Aerospace, Inc.                         330,950     920,678
Participant loans                              156,207     702,912
Total investments                            9,545,580  17,721,455

Receivables:
Dividends receivable                            49,383      80,582
Contributions receivable                       108,036     174,990
Total receivables                              157,419     255,572
Net assets available for plan benefits      $9,702,999 $17,977,027



The accompanying notes are an integral part of these statements


                              Amended and Restated
                             Banner Aerospace, Inc.
                      Profit-Sharing/401(k) Plan and Trust


         Statement of Changes in Net Assets Available for Plan Benefits
                      For the Year Ended December 31, 1998
                                                      Fidelity
                      PNC Bank BlackRock   Fidelity    Advisor Fidelity
                    Investment   Managed    Advisor     Equity  Advisor
                      Contract    Income   Balanced     Growth Overseas
Increases:
Contributions-
 Employees            $ 36,175  $ 59,783  $ 216,669  $ 324,608  $ 82,635
 Employer               10,341    18,710     63,495     94,587    19,491
Assets of merged
 plan and other         (2,895)    (112)      8,645     16,214     7,034
Interest and
 dividend income           769   58,200     357,038    321,515     5,773
Unrealized appreciation
 (decline) in market
 value of investments   10,079   (2,877)     29,667    410,309    33,325
Realized gain (loss)
 on the sale of
 investments            29,043   (2,628)    211,010    322,386    66,224
Total increases         83,712  131,076     886,524  1,489,619   214,482

Decreases:
Distributions
 to participants       758,935  822,447   3,313,815  3,017,502   526,780

Net increase
 (decrease)           (675,223)(691,371) (2,427,291)(1,527,883) (312,298)

Transfers between
 funds                 151,417   14,323    (111,363)   157,246   (32,274)

Net assets available
 for plan benefits,
 beginning of period   947,153 1,299,816  5,555,059  4,258,367   842,302

Net assets available
 for plan benefits,
 end of period        $423,347  $622,768 $3,016,405 $2,887,730 $ 497,730

                     Fidelity
                      Advisor     Banner
                         High     Common Participant
                        Yield      Stock      Loans      Total
Increases:
Contributions-
 Employees         $  177,451   $ 67,075 $   --     $  964,396
 Employer              50,920     19,987     --        277,532
Asset of merged
 plan and other        16,627      5,498        (27)    50,984
Interest and
 dividend income       216,461     1,556     --        961,312
Unrealized appreciation
 (decline) in market
 value of investments (192,542) (56,583)     --        231,378
Realized gain (loss)
 on the sale of
 investments            53,031   20,917      --        700,183
Total increases        321,948   58,450         (27) 3,185,784

Decreases:
Distributions
 to participants    2,031,636   572,657     416,040 11,459,812
Net increase
 (decrease)        (1,709,688) (514,207)   (416,067)(8,274,028)
Transfers between
 funds                 36,259   (84,970)   (130,638)      --
Net assets available
 for plan benefits,
 beginning of period 3,438,383  933,035     702,912 17,977,027
Net assets available
 for plan benefits,
 end of period      $1,764,954 $333,858    $156,207 $9,702,999








                      Amended and Restated
                     Banner Aerospace, Inc.
              Profit-Sharing/401(k) Plan and Trust

           Notes to Financial Statements and Schedules
                As of December 31, 1998 and 1997



1.Summary of Plan:

The following description of the Amended and Restated Banner Aerospace, Inc. Profit-Sharing/401(k) Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan which was established July 1, 1990 by Banner Aerospace, Inc. and Subsidiaries ("the Company"). The purpose of the Plan is twofold as it serves as a profit-sharing plan and a 401(k) salary reduction benefit plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan covers certain employees of the Company not covered by a collective bargaining agreement, who have completed at least three consecutive months of service provided the employee also completes 250 hours of service during the three-month period. Participation in the Plan shall commence on the earlier of January 1, April 1, July 1, or October 1 concurrent with or immediately following the eligibility date.

Contributions

Participants may elect to contribute up to 16 percent of their total salary or wages, including bonuses, commissions and overtime pay. The Company will make a matching contribution equal to 50 percent of the participant's contribution, provided that such matching contribution shall only apply to that portion of such participant's elective contribution which does not exceed 6 percent of the participant's compensation. Each fiscal year, the Company may also contribute an amount determined at the discretion of the Board of Directors.

Plan Merger

During 1997, the PB Herndon Company Profit-Sharing Plan and Trust was merged into the Plan, increasing net assets available for plan benefits. PB Herndon is a subsidiary of Banner Aerospace, Inc., that was acquired in 1997.

Plan Distributions

On January 13, 1998, the Company transferred 100 percent of the assets of certain subsidiaries to AlliedSignal, Inc. ("Allied"). Those participants who were effected by the transfer of assets to Allied were fully vested in their benefits under the Plan.
During March and April 1998, assets totaling approximately $7,011,347 were distributed to participants whose employment transferred to Allied.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of completed service, as follows:

    Completed Years          Vested
       of Service           Percentage
     Less than 3 years         - %
     3 years                   20
     4 years                   40
     5 years                   60
     6 years                   80
     7 years or more          100




Payment of Benefits

Upon termination of service, at the direction of the plan administrator, a participant can receive a lump-sum payment. Any participant who remains in the employ of the Company, yet is required to receive a distribution, shall have that distribution made over a fixed term designated by the participant which satisfies both the minimum distribution rules and the minimum distribution incidental benefit rules of Code Section 401(a)(9) and which does not exceed the joint and last survivor life expectancy of the participant and a designated beneficiary.

Forfeited Accounts

Forfeited non-vested accounts totaled $74,934 during 1998, which were used to reduce employer contributions.

Participant's Accounts

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan.

Investments

As specified by the Plan, participants have a choice of investing all or a portion of their contributions into seven investment funds - the PNC Bank Investment Contract Fund, the BlackRock Managed Income Portfolio, the Fidelity Advisor Balanced Portfolio, the Fidelity Advisor Equity Growth Portfolio, the Fidelity Advisor Overseas Portfolio, the Fidelity Advisor High Yield Portfolio and/or the Banner Common Stock Fund. PNC Bank acts as trustee of all investments of the Plan.

The PNC Bank Investment Contract Fund buys investment contracts from insurance companies and banks on behalf of its investors. These contracts are designed to pay a specified rate of interest to the fund while providing for the return of principal. The BlackRock Managed Income Portfolio invests primarily in a wide range of bonds. The Fidelity Advisor Balanced Portfolio seeks both income and growth of capital by investing in a diversified portfolio of equity and fixed income securities. The Fidelity Advisor Equity Growth Portfolio seeks capital appreciation through investments in the stocks of companies that are experiencing or have above average growth potential. The Fidelity Advisor Overseas Portfolio seeks growth of capital primarily through investments in foreign securities. The Fidelity Advisor High Yield Portfolio seeks a combination of a high level of income and the potential for capital gains. The Banner Common Stock Fund invests in the common stock of Banner Aerospace, Inc.

Significant Assets

The following assets individually represent 5 percent or more of the Plan's total assets as of December 31:



                                            1998          1997
     PNC Bank Investment Contract Fund     $ *          $  935,287
     BlackRock Managed Income Portfolio       615,843    1,280,132
     Fidelity Advisor Balanced Portfolio    3,004,741    5,516,145
     Fidelity Advisor Equity Growth         2,875,853    4,203,496
          Portfolio                         2,875,853    4,203,496
     Fidelity Advisor Overseas Portfolio      495,504       *
     Fidelity Advisor High Yield
          Portfolio                         1,719,164    3,335,034
     Banner Aerospace, Inc. Common Stock      *            920,678

     *Less than 5 percent of the Plan's total assets in the respective period.




Loans to Participants

The Trustee may make loans to participants at the direction of the plan administrator. The loan program is equally applied to all participants on a uniform and nondiscriminatory basis. The maximum loan allowed to a participant (when added to the outstanding balance of any existing loans of such participant) may not be greater than 50 percent of the participant's vested account or $50,000, if less. The minimum loan is $1,000. Loan payments are to be made not less frequently than quarterly. The loan period shall not be in excess of five years from the date of the loan unless the proceeds are used for the purpose of acquiring, constructing or rehabilitating the principal residence of the participant or a member of his family. The plan administrator shall determine the length of these loan terms. Loans granted shall bear a reasonable rate of interest commensurate with the interest rates charged by persons in the business of lending money for loans, which would be made under similar circumstances, taking into consideration such factors as creditworthiness of the borrower and security given for the loan.

2.Summary of Significant Accounting
  Policies:

Basis of Accounting and Use of Estimates

The accompanying financial statements and schedules have been prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investments

Investments are stated at the current market value. Changes in the current market value throughout the year are reflected in the statements of changes in net assets available for plan benefits as they occur. Realized and unrealized gains and losses on investments are based on the market value of the investments at the beginning of the plan year or initial cost if purchased during the year.

The PNC Bank Investment Contract Fund is a collective investment fund of PNC Bank, not a portfolio of the PNC Fund. Investments in the guaranteed investment contracts ("GIC"s) are valued at fair value as determined in good faith by the Trustee, based on contractual terms, creditworthiness of the GIC issuer, current market conditions, and comparison to similar instruments with readily ascertainable market values. The fair value of the GICs was determined by the Trustee to be equal to cost plus accrued interest.

Benefit Payments

Benefit payments are recorded when paid.

3.Administrative Expenses:

Expenditures for trustee fees, audit fees, legal fees and other administrative expenses of the Plan are to be paid by the Plan to the extent that the Company does not pay such expenses. The Company paid all administrative expenses in the years ended December 31, 1998 and 1997.

4.Tax Status:

The Internal Revenue Service issued a determination letter dated September 24, 1997, stating that the Plan was designed in accordance with applicable sections of the Internal Revenue Code ("IRC") and, therefore, is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.

5.Related Party Transactions:

Certain Plan investments are shares of mutual funds managed by PNC Bank. PNC Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as parties-in-interest.

6.Plan Termination:

Although it is the intention of the Company to keep the Plan in operation indefinitely, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.Information Certified by Trustee:

Information as to the Plan's assets as of December 31, 1998 and 1997, and the transactions in such assets for the year ended December 31, 1998, including income on investments, investment transactions, gain or loss on the sale of securities and market values, has been certified as complete and accurate to the plan administrator by PNC Bank.

8.Subsequent Event:

On April 8, 1999, a special meeting of the shareholders of the Company was held to approve the exchange of the Company's common stock for common stock of The Fairchild Corporation. As a result of the approval by the shareholders to exchange the Company's common stock with common stock of The Fairchild Corporation, the Banner Common Stock Fund is now The Fairchild Corporation Common Stock Fund. Each share of Banner Aerospace common stock was converted into the right to receive 0.7885 shares of Fairchild Class A Common Stock.

                                                                  Schedule I
                     Amended and Restated
                    Banner Aerospace, Inc.
             Profit-Sharing/401(k) Plan and Trust


 Item 27(a) - Schedule of Assets Held for Investment Purposes
                    As of December 31, 1998


                                   Description of
                                Investment Including
                               Maturity Date, Rate of
Identity of Issuer, Borrower,  Interest, Collateral, and   Market
Lessor, or Similar Party       Par or Maturity Value       Value       Cost
PNC Bank Investment Contract   Common/Collective
  Fund*                        Trust (Note 2)         $   347,318    308,799
BlackRock Managed Income      Mutual Fund                 615,843    599,924
  Portfolio*
Fidelity Advisor Balanced     Mutual Fund               3,004,741  2,684,053
  Portfolio
Fidelity Advisor Equity       Mutual Fund               2,875,853  2,332,595
  Growth Portfolio
Fidelity Advisor Overseas     Mutual Fund                 495,504    457,082
  Portfolio
Fidelity Advisor High Yield   Mutual Fund               1,719,164  1,809,068
  Portfolio
Banner Aerospace, Inc.*       Common Stock                330,950    290,075

Participant Loans             Loans to Plan
                              participants, bearing
                              interest rates ranging
                              from 8.75% to 9.5%         156,207    156,207
                                                      $9,545,580 $8,637,803

* Represents a party-in-interest.



                                                                  Schedule II
                              Amended and Restated
                             Banner Aerospace, Inc.
                      Profit-Sharing/401(k) Plan and Trust
                Item 27(d) - Schedule of Reportable Transactions
                      For the Year Ended December 31, 1998

                                                      Purchases
                                                 -----------------------
                             Description of      Number of      Purchase
Identity of Party Involved   Asset               Transactions   Price
---------------------------- -----------------   ------------  ---------
PNC Bank Investment Contract Common/Collective          97    $  725,134
  Fund*                      Trust
BlackRock Managed Income     Mutual Fund                42       263,398
  Portfolio*
Fidelity Advisor Balanced    Mutual Fund                49     1,137,385
  Portfolio
Fidelity Advisor Equity      Mutual Fund                51     1,253,940
  Growth Portfolio
Fidelity Advisor High Yield  Mutual Fund                56       698,497
  Portfolio


                                                       Sales
                                      ----------------------------------------
                                      Number
Identity of Party    Description of     of
Involved             Asset             Trans-   Selling    Cost of       Net
                                      actions    Price      Assets       Gain
-------------------  ----------------- ------ ----------  ----------  -------
PNC Bank Investment   Common/Collective  65   $1,352,429  $1,255,065  $ 97,364
  Contract Fund*      Trust
BlackRock Managed     Mutual Fund        58      922,182     893,428    28,755
  Income Portfolio*
Fidelity Advisor      Mutual Fund        82    3,889,506   3,208,148   681,318
  Balanced Portfolio
Fidelity Advisor      Mutual Fund        85    3,314,279   2,864,936   449,343
  Equity Growth Portfolio
Fidelity Advisor      Mutual Fund        88    2,174,855   2,031,778   143,077
  High Yield Portfolio

* Represents a party-in-interest.



                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Amended and Restated Banner Aerospace, Inc.
Profit-Sharing/401(k) Plan and Trust

By: _/s/ Eugene W. Juris_
     Eugene W. Juris
   Chief Financial Officer


Date:  June 28, 1999